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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               ------------------

                                AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

           Solicitation/Recommendation Statement under Section 14(d)4 of the Securities Exchange Act of 1934

                               WYANT CORPORATION
                               -----------------
                           (Name of Subject Company)

                               WYANT CORPORATION
                               -----------------
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   982855108
                     (CUSIP Number of Class of Securities)

                                  Marc D'Amour
             Vice-President, Chief Financial Officer and Treasurer
                               Wyant Corporation
                            1170 US Highway 22 East
                                   Suite 203
                         Bridgewater, New Jersey 08875
                                 (514) 636-9926
                                 --------------
           (Name, address, and telephone number of person authorized
             to receive notices and communications on behalf of the
                          person(s) filing statement)

                                   Copies to:

                           Kenneth E. Adelsberg, Esq.
                      Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 858-1000

  / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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     Wyant Corporation, a New York corporation (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the "Commission") on September 8, 2000, as amended by Amendment No. 1 filed on September 25, 2000, in connection with the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company by Perkins Acquisition Corp., a New York corporation (the "Purchaser"), and Perkins Papers Ltd., a Canada corporation (the "Parent"), as more fully described in Purchaser's and Parent's Tender Offer Statement on Schedule TO originally filed with the Commission on September 8, 2000, as amended by Amendment No. 1 filed on September 21, 2000, Amendment No. 2 filed on September 25, 2000 and Amendment No. 3 filed on October 3, 2000.

ITEM 8. ADDITIONAL INFORMATION.

     On October 3, 2000, the Company filed with the Commission a Current Report on Form 8-K, which is incorporated herein by reference in its entirety, relating to the discovery of potential accounting irregularities at the Company's subsidiary, IFC Disposables, Inc. Accordingly, to the extent that the financial information of or relating to the Company and its subsidiaries described in "ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS," "ITEM 4. THE SOLICITATION OR RECOMMENDATION - REASONS," "ITEM 8. ADDITIONAL INFORMATION," and "ITEM 9. EXHIBITS" of the Company's previously filed Schedule 14D-9 and Amendment No. 1 thereto is incorrect as a result of these potential accounting irregularities, it should not be relied upon.

ITEM 9. EXHIBITS.

EXHIBIT NO.       DESCRIPTION
-----------       -----------
 (a)(1)           Current Report on Form 8-K filed with the Commission on
                  October 3, 2000 (incorporated herein by reference).



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.



                                     WYANT CORPORATION



                                     By: /s/ Marc D'Amour
                                         ---------------------------------------
                                     Name: Marc D'Amour
                                     Title: Vice-President, Chief Financial
                                            Officer and Treasurer

Dated: October 3, 2000



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